Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company” or “C21”)
Suite 303, 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Item 2.	Date of Material Change

May 24, 2019.

Item 3.	News Release

News Release dated May 27, 2019 was disseminated through CNW Group and News Release dated May 29, 2019 was disseminated through Newsfile Corp.

Item 4.	Summary of Material Change

The Company completed the acquisition of all of the issued and outstanding shares in Oregon-based Swell Companies Limited and issued a US$1,000,000 promissory note to Sicilia Solutions LLC, a creditor of Swell Companies Limited.

Item 5.1	Full Description of Material Change

On May 24, 2019, the Company completed the acquisition of all of the issued and outstanding shares in Oregon-based Swell Companies Limited (“Swell”).

Swell has a 10,000-square foot processing facility in Portland, Oregon and has expansion rights for an additional 18,000 square feet, adjacent to the primary facility. Swell currently employs 41 full-time industry professionals in the extraction and manufacturing of THC and CBD derived products. Swell’s commitment to quality, innovation, and execution has established Swell as an early leader in the competitive Oregon market. Swell’s brands include Dab Society Extracts and Hood Oil.

In consideration for the acquisition, C21 issued to the vendors of the Swell shares (the “Vendors”) 1,266,667 common shares of the Company (“Common Shares”) at a deemed issue price of US$3.00 per Common Share and warrants to purchase 1,200,000 Common Shares at a price of CA$1.50 per Common Share until May 24, 2024. The Company further agreed to pay to the Vendors: (a) on or before July 1, 2019, the sum of US$500,000 in cash; (b) on or before September 30, 2019, the sum of US$350,000 in cash, (c) on November 23, 2020, the sum of US$1,370,586 by issuing to the Vendors 456,862 Common Shares at a deemed issue price of US$3.00 per Common Share, and (d) on May 23, 2021, the sum of US$7,350,000 by issuing to the Vendors 2,450,000 Common Shares at a deemed issue price of US$3.00 per Common Share (subject to reduction by 307,692 Common Shares in certain events); provided however that if the average closing price of the C21 Shares on the Canadian Securities Exchange over the fifteen (15) trading days immediately preceding such last payment date is less than CA$3.75 per share then the Vendors may elect by a notice in writing to the Purchaser to receive up to US$5,000,000 of such US$7,350,000 amount in cash. The Company also agreed to issue to the Vendors up to an additional 6,000,000 Common Shares at a deemed issue price of US$3.00 per Common Share over a period of up to seven years upon the achievement of certain earn-out conditions.

In connection with the purchase of Swell, the Company and its wholly owned subsidiary, 320204 Oregon Holdings Corp., have issued a US$1,000,000 promissory note (the “Note”) to Sicilia Solutions LLC (“Sicilia”), a creditor of Swell, in consideration, inter alia, of Sicilia’s agreement to reschedule repayment of such amount. Interest accrues under the Note at the rate of 10% per annum and it is payable upon demand after May 24, 2021. The principal amount owing under the Note may be converted into common shares of C21 on maturity at the issue price of US$1.56 per share.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 336-8613

Item 9.	Date of Report

May 31, 2019.